SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

           Under the Securities Exchange Act of 1934 (Amendment No. 3)

                               AVESIS INCORPORATED
                               -------------------
                                (Name of issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    053650107
                                    ---------
                                 (CUSIP Number)

                              Kenneth L. Blum, Jr.
     11460 Cronridge Drive, Suite 120, Owings Mills, MD 21117 (410) 265-6074
     -----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notes and Communications)

                                January 27, 1997
                                ----------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 053650107                                           Page 2 of 14 Pages
          ---------

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
1                              NAME OF REPORTING PERSONS.
                               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
                                    NATIONAL HEALTH ENTERPRISES, INC.
-------------------------------------------------------------------------------------------------------
2                              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                             (a)   [X]
                                                                                             (b)   [ ]
-------------------------------------------------------------------------------------------------------
3                              SEC USE ONLY

-------------------------------------------------------------------------------------------------------
4                              SOURCE OF FUNDS (See Instructions)
                                    N/A
-------------------------------------------------------------------------------------------------------
5                              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                               ITEMS 2(d) OR 2(e)
                                                                                                   [ ]
-------------------------------------------------------------------------------------------------------
6                              CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Maryland
-------------------------------------------------------------------------------------------------------
                         7     SOLE VOTING POWER
     Number of                      -0-
      Shares         ----------------------------------------------------------------------------------
   Beneficially          8     SHARED VOTING POWER
     Owned by
       Each          ----------------------------------------------------------------------------------
     Reporting           9     SOLE DISPOSITIVE POWER
      Person                        -0-
       With          ----------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------------------------------
11                             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    -0-
-------------------------------------------------------------------------------------------------------
12                             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                               (See Instructions)
                                                                                                   [ ]
-------------------------------------------------------------------------------------------------------
13                             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.0%
-------------------------------------------------------------------------------------------------------
14                             TYPE OF REPORTING PERSON
                                    CO
-------------------------------------------------------------------------------------------------------

CUSIP No. 053650107                                           Page 3 of 14 Pages
          ---------

-------------------------------------------------------------------------------------------------------
1                              NAME OF REPORTING PERSONS.
                               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                                    KENNETH L. BLUM, JR.
-------------------------------------------------------------------------------------------------------
2                              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                             (a)   [X]
                                                                                             (b)   [ ]
-------------------------------------------------------------------------------------------------------
3                              SEC USE ONLY

-------------------------------------------------------------------------------------------------------
4                              SOURCE OF FUNDS (See Instructions)
                                    N/A
-------------------------------------------------------------------------------------------------------
5                              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                               ITEMS 2(d) OR 2(e)
                                                                                                   [ ]
-------------------------------------------------------------------------------------------------------
6                              CITIZENSHIP OR PLACE OF ORGANIZATION
                                    UNITED STATES
-------------------------------------------------------------------------------------------------------
                         7     SOLE VOTING POWER
     Number of                      1,839,750
      Shares         ----------------------------------------------------------------------------------
   Beneficially          8     SHARED VOTING POWER
     Owned by                          50,000
       Each          ----------------------------------------------------------------------------------
     Reporting           9     SOLE DISPOSITIVE POWER
      Person                        1,839,750
       With          ----------------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                       50,000
-------------------------------------------------------------------------------------------------------
11                             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,889,750
-------------------------------------------------------------------------------------------------------
12                             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                               (See Instructions)
                                                                                                   [ ]
-------------------------------------------------------------------------------------------------------
13                             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    31.8%
-------------------------------------------------------------------------------------------------------
14                             TYPE OF REPORTING PERSON
                                    IN
-------------------------------------------------------------------------------------------------------

Item 1.           Security and Issuer.

                  This Statement relates to Common Stock of Avesis Incorporated (the "Issuer"). The principal executive offices of the Issuer are located at 100 West Clarendon Avenue, Suite 2300, Phoenix, Arizona 85013.

Item 2.           Identity and Background.

                  (a)  This   statement  is  being  filed  by  National   Health
Enterprises, Inc., a Maryland corporation ("NHE") and Kenneth L. Blum, Jr.

                  (b) The address for NHE and Mr. Blum is 11460 Cronridge Drive, Suite 120, Owings Mills, Maryland 21117.

                  (c) The principal business of NHE is providing management and marketing services to companies engaged in the business of offering vision, dental hearing and chiropractic benefit programs. Mr. Blum is the president and sole owner of NHE; president of Rent-A-Wreck of America, Inc., a used vehicle rental system franchisor; president of American Business Information Systems, Inc., a high-volume laser printing company and National Computer Services, a computer service bureau and division of American Business Information Systems, Inc.; and a consultant to United Healthcare, Inc.

                  (d) During the last five years, the filing persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, the filing persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) NHE is a Maryland corporation. Mr. Blum is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The funds used to purchase the 50,000 shares of Common Stock as to which Mr. Blum has shared voting and dispositive power were obtained from Mr. Blum's parents. The remaining shares reported as beneficially owned herein underlie unexercised stock purchase options. No funds were expended in connection with the acquisition or disposition of the options reported herein.

Item 4.           Purpose of Transaction.

                  The options discussed in Item 5 were acquired for investment. The options were originally issued by the Issuer to National Health Enterprises, Inc. ("NHE") in connection with the retention by the Issuer of NHE to perform management services for the Issuer pursuant to a management contract (the "Management Agreement"). To that extent, the acquisition of the options relates to a change in the management of the Issuer. NHE transferred all Issuer options to Issuer's management as incentive. Such transfers are automatically rescinded when a transferee ceases to perform substantial services for the Issuer. Such automatic rescission and subsequent transfer of options was the nature of the transaction requiring the filing of the amended Schedule 13D. See Item 5(c) below.

                  All of the Issuer's shares held by Mr. Blum were acquired and are held for investment purposes only. Except as described above, NHE and Mr. Blum have no present plan or proposal that relates to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D, although they may from time to time in the future acquire additional shares of Common Stock or securities convertible into Common Stock. At present, NHE and Mr. Blum contemplate that such additional shares, if any, would also be purchased for investment purposes only.

Item 5.           Interest In Securities of the Issuer.

                  (a) The aggregate number and percentage of Issuer Common Stock beneficially owned by NHE is 0 and 0.0%, respectively. Mr. Blum beneficially owns an aggregate of 1,839,750 shares of the Company's Common Stock pursuant to options, and holds 50,000 shares of Common Stock with his spouse, representing 31.8% of the class.

                  (b) See Items 7 through 10 on the Cover Pages of this Schedule 13D.

                  (c) NHE effected the following transaction since 60 days prior to the date of the event which requires filing of this statement:

                           (i) A total of 400,000  fully vested  stock  purchase
options, which were originally granted to NHE from the Issuer, automatically reverted back to NHE on January 27, 1997 pursuant to the terms of the agreement by which NHE transferred the options to Issuer's previous president. The options were originally granted at an exercise price of $0.48 per share.

                           (ii) NHE  transferred  an  aggregate  of the  400,000
fully vested stock purchase options mentioned in Item 5(c)(i) on January 27, 1997 to consultants and employees of the Company. The options were transferred at an exercise price of $0.48 per share, subject to the terms and conditions of the originally granted shares to NHE by the Issuer.

                  (d) Mr. Blum shares voting and dispositive power as to 50,000 shares of the Company's Common Stock with his spouse.

                  (e) NHE ceased to be the beneficial owner of more than five percent of the Common Stock of the Company as of January 27, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  The shares reported herein are beneficially owned by virtue of fully vested stock purchase options. Except as set forth above, there are no other contracts, arrangements, understandings, or relationships among NHE and/or Mr. Blum and any other person with respect to any securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  1. Management Agreement dated March 18, 1993 between the Issuer and NHE.*

                  2.       Stock  Option  Grant  to NHE  dated  March  18,  1993
                           relating to options for the purchase of 4,400,000 shares of the Issuer's Common Stock.*

                  3. Subordinated Promissory Note dated March 18, 1993 in the amount of $80,000 payable by Issuer to Mr. and Mrs. Blum.*

                  4. Registration Rights Agreement dated March 18, 1993 among NHE, Mr. Blum, and Alan S. Cohn.*

                  5. Marketing Agreement dated March 18, 1993 between the Issuer and NHE.*

                  6.       Option Transfer Document dated March 31, 1993**

                  7. Certification Regarding Joint Filing of Schedule 13D Pursuant to Rule 13d-1(f).

                  8. Option transfer letter from NHE to Neal A. Kempler effective January 27, 1997.

                  9. Option transfer letter from NHE to Michael Reamer effective January 27, 1997.

                  10. Option transfer letter from NHE to Joe E. Johnson effective January 27, 1997.

                  * Incorporated by reference from Schedule 13D dated March 18, 1993 filed by NHE and Mr. and Mrs. Kenneth
                           L. Blum, Jr.

                  **       Incorporated  by reference  from  Amendment  No. 2 to
                           Schedule 13D dated December 5, 1994 filed by Mr. Frank C. Cappadora.

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


     12/17 , 1997
-----------------

                                               /s/ Kenneth L. Blum, Jr.
                                               ---------------------------------
                                                   KENNETH L. BLUM, JR.


                                               NATIONAL HEALTH ENTERPRISES, INC.


                                               By; /s/ Kenneth L. Blum, Jr.
                                                  ------------------------------
                                                       KENNETH L. BLUM, JR.
                                                       PRESIDENT

                                    EXHIBIT 7

                     CERTIFICATION REGARDING JOINT FILING OF
                     ---------------------------------------
                     SCHEDULE 13D PURSUANT TO RULE 13d-1(f)
                     --------------------------------------
                    OF THE SECURITIES AND EXCHANGE COMMISSION
                    -----------------------------------------


                  National Health Enterprises, Inc., a Maryland corporation and Kenneth L. Blum, Jr. do hereby certify that the Schedule 13D to which this certification is attached as Exhibit 7 is being filed with the Securities and Exchange Commission on behalf of each of the undersigned.


Dated:      12/17 , 1997                      NATIONAL HEALTH ENTERPRISES, INC.
       -----------------

                                              By: /s/ Kenneth L. Blum, Jr.
                                                 ------------------------------
                                                      KENNETH L. BLUM, JR.
                                                      PRESIDENT



                                              /s/ Kenneth L. Blum, Jr.
                                              ---------------------------------
                                                  KENNETH L. BLUM, JR.

                                    EXHIBIT 8


                        NATIONAL HEALTH ENTERPRISES INC.
                              11460 Cronridge Drive
                                    Suite 120
                          Owings Mills, Maryland 21117



Neal A. Kempler
c/o Avesis Incorporated
100 West Clarendon Avenue
Suite #2300
Phoenix, Arizona  85013

                  re: Option Transfer

Dear Neal:

         Pursuant to a Stock Option Grant (the "Grant Letter") dated March 18, 1993, National Health Enterprises Inc., a Maryland corporation ("NHE") acquired options (the "Options") to purchase up to 4,400,000 shares of the Common Stock of Avesis Incorporated, a Delaware corporation (the "Company") subject to the terms and conditions set forth in the Grant Letter. A copy of the Grant Letter is attached hereto.

         Pursuant to Section 4 of the Grant Letter, and in consideration for services performed and to be performed on behalf of NHE in connection with the Management Agreement dated March 18, 1993 between NHE and the Company, NHE hereby transfers to you Options (the "Transferred Options") for the purchase of 200,000 shares of the Company's Common Stock. The terms and conditions of the Transferred Options shall be identical to the terms and conditions set forth In the Letter of Grant except as follows:

                  1. The options are fully vested as a result the Board of Directors resolution included in the minutes of the December 5, 1994 meeting, and are transferred as such to the optionee.

                  2. The limited transfer right set forth in Section 4 of the Letter of Grant is not available to you.

                  3. Any rights you may have under the Transferred Options shall terminate, and the Transferred Options shall once again be exercisable (if at all) solely by NHE, within 90 days after you cease performing substantial services for or on behalf of the Company, provided that your rights under the Transferred Options shall terminate immediately if the cessation is for cause, and further provided that this clause shall not extend the exercise period set forth in the Letter of Grant.

                  4. You acknowledge that the Company has advised you that all transactions associated with the Transferred Options have complex and material tax consequences, the effect of which can vary according to your personal circumstances, and that the Company has advised you to obtain independent tax advice as to all matters relating to the Transferred Options.

                  5. You acknowledge and agree to all of the terms and conditions of the attached Letter of Grant, as Modified by the above terms and conditions.

                  6. This Transfer shall be effective as of January 27, 1997.

         Please indicate your acknowledgment and acceptance of the foregoing by executing this letter in the space indicated below.


                                        Sincerely,

                                        NATIONAL HEALTH ENTERPRISES, INC.


                                        By:  /s/ Kenneth L. Blum, Jr.
                                             ----------------------------
                                             Kenneth L. Blum, Jr., President

Acknowledged and accepted:


/s/ Neal A. Kempler
-------------------------
Neal A. Kempler

                                    EXHIBIT 9


                        NATIONAL HEALTH ENTERPRISES INC.
                              11460 Cronridge Drive
                                    Suite 120
                          Owings Mills, Maryland 21117



Michael Reamer
c/o Avesis Incorporated
100 West Clarendon Avenue
Suite #2300
Phoenix, Arizona  85013

                  re: Option Transfer

Dear Michael:

         Pursuant to a Stock Option Grant (the "Grant Letter") dated March 18, 1993, National Health Enterprises Inc., a Maryland corporation ("NHE") acquired options (the "Options") to purchase up to 4,400,000 shares of the Common Stock of Avesis Incorporated, a Delaware corporation (the "Company") subject to the terms and conditions set forth in the Grant Letter. A copy of the Grant Letter is attached hereto.

         Pursuant to Section 4 of the Grant Letter, and in consideration for services performed and to be performed on behalf of NHE in connection with the Management Agreement dated March 18, 1993 between NHE and the Company, NHE hereby transfers to you Options (the "Transferred Options") for the purchase of 100,000 shares of the Company's Common Stock. The terms and conditions of the Transferred Options shall be identical to the terms and conditions set forth In the Letter of Grant except as follows:

                  1. The options are fully vested as a result the Board of Directors resolution included in the minutes of the December 5, 1994 meeting, and are transferred as such to the optionee.

                  2. The limited transfer right set forth in Section 4 of the Letter of Grant is not available to you.

                  3. Any rights you may have under the Transferred Options shall terminate, and the Transferred Options shall once again be exercisable (if at all) solely by NHE, within 90 days after you cease performing substantial services for or on behalf of the Company, provided that your rights under the Transferred Options shall terminate immediately if the cessation is for cause, and further provided that this clause shall not extend the exercise period set forth in the Letter of Grant.

                  4. You acknowledge that the Company has advised you that all transactions associated with the Transferred Options have complex and material tax consequences, the effect of which can vary according to your personal circumstances, and that the Company has advised you to obtain independent tax advice as to all matters relating to the Transferred Options.

                  5. You acknowledge and agree to all of the terms and conditions of the attached Letter of Grant, as Modified by the above terms and conditions.

                  6. This Transfer shall be effective as of January 27, 1997.

         Please indicate your acknowledgment and acceptance of the foregoing by executing this letter in the space indicated below.


                                        Sincerely,

                                        NATIONAL HEALTH ENTERPRISES, INC.


                                        By:  /s/ Kenneth L. Blum Jr.
                                             ------------------------------
                                             Kenneth L. Blum, Jr., President

Acknowledged and accepted:


/s/ Michael Reamer
---------------------
Michael Reamer

                                   EXHIBIT 10


                        NATIONAL HEALTH ENTERPRISES INC.
                              11460 Cronridge Drive
                                    Suite 120
                          Owings Mills, Maryland 21117



Joe E. Johnson
c/o Avesis Incorporated
100 West Clarendon Avenue
Suite #2300
Phoenix, Arizona  85013

                  re: Option Transfer

Dear Joe:

         Pursuant to a Stock Option Grant (the "Grant Letter") dated March 18, 1993, National Health Enterprises Inc., a Maryland corporation ("NHE") acquired options (the "Options") to purchase up to 4,400,000 shares of the Common Stock of Avesis Incorporated, a Delaware corporation (the "Company") subject to the terms and conditions set forth in the Grant Letter. A copy of the Grant Letter is attached hereto.

         Pursuant to Section 4 of the Grant Letter, and in consideration for services performed and to be performed on behalf of NHE in connection with the Management Agreement dated March 18, 1993 between NHE and the Company, NHE hereby transfers to you Options (the "Transferred Options") for the purchase of 100,000 shares of the Company's Common Stock. The terms and conditions of the Transferred Options shall be identical to the terms and conditions set forth In the Letter of Grant except as follows:

                  1. The options are fully vested as a result the Board of Directors resolution included in the minutes of the December 5, 1994 meeting, and are transferred as such to the optionee.

                  2. The limited transfer right set forth in Section 4 of the Letter of Grant is not available to you.

                  3. Any rights you may have under the Transferred Options shall terminate, and the Transferred Options shall once again be exercisable (if at all) solely by NHE, within 90 days after you cease performing substantial services for or on behalf of the Company, provided that your rights under the Transferred Options shall terminate immediately if the cessation is for cause, and further provided that this clause shall not extend the exercise period set forth in the Letter of Grant.

                  4. You acknowledge that the Company has advised you that all transactions associated with the Transferred Options have complex and material tax consequences, the effect of which can vary according to your personal circumstances, and that the Company has advised you to obtain independent tax advice as to all matters relating to the Transferred Options.

                  5. You acknowledge and agree to all of the terms and conditions of the attached Letter of Grant, as Modified by the above terms and conditions.

                  6. This Transfer shall be effective as of January 27, 1997.

         Please indicate your acknowledgment and acceptance of the foregoing by executing this letter in the space indicated below.


                                        Sincerely,

                                        NATIONAL HEALTH ENTERPRISES, INC.


                                        By:  /s/ Kenneth L. Blum, Jr.
                                             -----------------------------
                                             Kenneth L. Blum, Jr., President

Acknowledged and accepted:


/s/ Joe E. Johnson
----------------------
Joe E. Johnson